UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Ashanti – Report for the quarter ended 31 March 2015

Quarter 1 2015
Report
for the quarter ended 31 March 2015
· Production of 969,000oz exceeded guidance of 900,000-940,000oz
· Total cash costs $744/oz down 3% year-on-year, beat guidance of $830-860/oz
· All-in sustaining costs $926/oz, 7% reduction year-on-year
· International all-in-sustaining costs fall by 13% year-on-year to $849/oz
· All-in costs of $1,026/oz down 8% year-on-year
· Costs reflect strong leverage to lower oil price and weaker currencies
· Adjusted EBITDA remains strong at $409m, despite 14% reduction year-on-year due to lower gold price and fewer ounces sold
· Capex at $195m, a 29% decline from same period last year
· [Obuasi/CC&V Updates After Board/Disclosure MEETINGS]
Quarter
Year
ended
ended
ended
ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
US dollar / Imperial
Operating review
Gold
         Produced
- oz (000)
969
1,156 1,055 4,436
Sold - oz (000)
997
1,172 1,097 4,458
Price received
1
- $/oz
1,217
1,202 1,290 1,264
All-in sustaining costs
2
- $/oz
926
1,017 993 1,026
All-in costs
2
- $/oz
1,026
1,143 1,114 1,148
Total cash costs
3
- $/oz
744
724 770 787
Financial review
Gold income
- $m
1,086
1,278 1,324 5,218
Cost of sales - $m
(870)
(1,061) (1,012) (4,190)
Total cash costs
3
- $m
668
777 778 3,292
Production costs
4
- $m
681
833 806 3,410
Adjusted gross profit
5
- $m
216
217 312 1,028
Gross profit - $m
209
222 296 1,043
(Loss) profit attributable to equity shareholders - $m
(1)
(58) 39 (58)
- cents/share
0
(14) 10 (14)
Headline (loss) earnings - $m
(1)
(71) 38 (79)
- cents/share
0
(17) 9 (19)
Adjusted headline earnings (loss)
6
- $m
35
(117) 119 (1)
- cents/share
9
(29) 29 0
Net cash flow from operating activities - $m
190
213 350 1,220
Capital expenditure - $m
195
363 274 1,209
Notes:
1.
Refer to note C "Non-GAAP disclosure" for the definition.
2.
Refer to note D "Non-GAAP disclosure" for the definition.
3.
Refer to note E “Non-GAAP disclosure” for the definition.
4.
Refer to note 3 of notes for the quarter ended 31 March 2015.
5.
Refer to note B "Non-GAAP disclosure" for the definition.
6.
Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States
Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Quarterly report March 2015 - www.AnglogoldAshanti.com

Operations at a glance
for the quarter ended 31 March 2015
oz (000)
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$m
Year-on-year
$m Variance
4
Qtr on Qtr
$m Variance
5
SOUTH AFRICA
239
(18) (20)
1,095
12 -
911
14 10
11
(49) (28)
Vaal River Operations
94
(8) (24)
1,062
4 3
868
2 12
8
(1) (14)
Kopanang
29
- (12)
1,266
(4) (4)
1,055
(2) 4
(4)
11 2
Moab
64
(11) (29)
969
8 5
782
3 14
11
(13) (17)
West Wits Operations
93
(27) (22)
1,202
30 6
977
33 13
(5)
(39) (12)
Mponeng
44
(42) (21)
1,307
41 3
1,000
41 6
(5)
(30) (1)
TauTona
49
(6) (22)
1,106
21 11
957
24 21
1
(8) (10)
Total Surface Operations
50
(17) (11)
945
(6) (15)
868
4 (2)
7
(9) (3)
First Uranium SA
24
- -
1,000
(20) (24)
852
3 (5)
-
(1) (1)
Surface Operations
27
(25) (16)
895
7 (7)
882
5 1
8
(7) (1)
Other
2
100 100
-
- -
-
- -
-
- -
INTERNATIONAL OPERATIONS
730
(5) (15)
849
(13) (12)
692
(9) -
242
(28) 28
CONTINENTAL AFRICA
351
(6) (16)
839
(19) (7)
714
(12) 4
117
(2) (4)
DRC
Kibali - Attr. 45%
6
73
43 (9)
623
9 17
630
17 15
25
- (10)
Ghana
Iduapriem
40
(11) -
1,182
32 (5)
1,046
46 7
-
(20) (2)
Obuasi
17
(68) (65)
966
(37) (33)
628
(49) (37)
7
10 11
Guinea
Siguiri - Attr. 85%
64
(9) (6)
991
3 2
887
11 -
15
(10) (3)
Mali
Morila - Attr. 40%
6
20
100 33
614
(62) (34)
535
(51) (45)
8
7 6
Sadiola - Attr. 41%
6
19
- (10)
912
(35) (13)
876
(31) (7)
5
11 5
Yatela - Attr. 40%
6
-
(100) (100)
-
(100) (100)
-
(100) (100)
-
3 (2)
Namibia
Navachab
-
(100) -
-
(100) -
-
(100) -
-
(9) -
Tanzania
Geita
118
11 (18)
775
(26) 3
579
(8) 35
55
8 (9)
Non-controlling interests,
exploration and other
3
- 1
AUSTRALASIA
143
(8) (9)
842
(9) (15)
679
(13) (7)
47
(12) 28
Australia
Sunrise Dam
57
(20) (7)
1,095
- (8)
970
(9) (10)
6
(10) 14
Tropicana - Attr. 70%
86
2 (10)
584
(16) (29)
422
(15) (12)
48
- 17
Exploration and other
(7)
(2) (3)
AMERICAS
236
- (16)
864
(2) (17)
665
- (2)
78
(14) 5
Argentina
Cerro Vanguardia - Attr. 92.50%
65
12 2
916
15 (13)
651
1 (17)
23
(5) 3
Brazil
AngloGold Ashanti Mineração
99
5 (18)
716
(11) (26)
548
(11) (3)
42
4 (3)
Serra Grande
31
(3) (26)
962
(6) 2
680
(15) 19
4
(2) (3)
United States of America
Cripple Creek & Victor
41
(21) (24)
1,059
4 (16)
957
37 7
7
(11) 3
Non-controlling interests,
exploration and other
2
- 4
OTHER
1
2 (4)
Sub-total
969
(8) (16)
926
(7) (9)
744
(3) 3
254
(75) (3)
Equity accounted investments included above
(38)
(21) 2
AngloGold Ashanti
216
(96) (1)
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note E under "Non-GAAP disclosure" for definition
3
Refer to note B under "Non-GAAP disclosure" for definition
4
Variance March 2015 quarter on March 2014 quarter - increase (decrease).
5
Variance March 2015 quarter on December 2014 quarter - increase (decrease).
6
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
2
Adjusted
gross profit (loss)
3
All-in sustaining costs
1

Quarterly report March 2015 - www.AnglogoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
First quarter overview
AngloGold Ashanti delivered a strong financial and operating performance for the first quarter of 2015, with production and costs both better than guidance. The operating results for the three months to 31 March showed a robust performance from the International operations, which partly offset a slow start in South Africa due to the post-Christmas ramp-up and a number of safety stoppages. The performance from the international operations was achieved despite the loss of ounces from Obuasi (limited operations) and Navachab
(sold). The Group’s performance reflects the positive impact on costs of lower oil prices in Continental Africa and Australia in particular and weaker currencies in South Africa, Brazil and Australia.
“This is an exceptionally strong performance from our International portfolio in particular, and one which shows the benefit of our diversified portfolio,” Chief Executive Officer Srinivasan Venkatakrishnan said. “We’ve continued to focus on delivering real operational efficiencies and tight cost management, while ensuring we benefit from weaker producer currencies and lower oil prices. It shows in these results.”
First-quarter production for the group was 969,000oz at an average total cash cost of $744/oz, compared to 1.055Moz at $770/oz in the first quarter of 2014 (which had the full benefit of Obuasi and Navachab’s production), and 1,156,000oz at $724/oz the previous quarter.
Production guidance for the quarter was 900,000oz to 940,000oz at a total cash cost of $830-$860/oz. Total cash costs benefited from higher output in some operations, weaker currencies and continued benefit from cost saving initiatives.
The International operations delivered 730,000oz at a total cash cost of $692/oz and All-in Sustaining Costs (AISC) of $849/oz,
representing a year-on-year improvement of 9% and 13% in total cash costs and AISC respectively, despite a 5% reduction in output, due mainly to Obuasi and Navachab. Geita delivered a strong performance, Kibali and Tropicana reflect full ramp-up in production, and
Cerro Vanguardia and AngloGold Ashanti Mineração delivered output improvements.
South Africa’s production fell 18% to 239,000oz from the first quarter of 2014, due to safety stoppages at both the West Wits and Vaal
River regions, which contributed to the 12% rise in AISC to $1,095/oz and a 14% increase in total cash costs to $911/oz.
Cash inflow from operating activities was positive at $190m, although lower than the same quarter a year earlier at $350m, following the lower production and gold price as well as working capital movements. Free cash flow for the quarter was negative $40m (however, positive $20m before interest payments), from a positive $22m a year earlier, partly due to a 6% ($73/oz) drop in the gold price. Free cash flow was negative $198m in the previous quarter, when final redundancy payments were made at Obuasi and the shareholder loan was extended to the Rand Refinery.
First quarter adjusted headline earnings (AHE) were $35m, or 9 US cents per share in the three months to 31 March 2015, compared with $119m, or 29 US cents per share, in the first quarter of 2014, impacted by lower ounces sold from Ghana, Namibia and South
Africa, the lower gold price and a higher tax charge. An adjusted headline loss of $117m, or 29 US cents per share, was recorded the previous quarter.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $409m, compared with $476m in the first quarter of 2014, with the reduction due mainly to the 6% reduction in the gold price received and a 9% reduction in ounces sold.
However, adjusted EBITDA was higher than the previous quarter’s $407m, despite the markedly lower output from the South Africa region, given the lower costs quarter-on-quarter.
Total capital expenditure (including equity accounted joint ventures) during the first quarter of 2015 was $195m, compared with $274m in the first quarter of 2014 and $363m the previous quarter. This reflects seasonality in capital expenditure, the positive impact of weaker currencies, and lower capital required at Kibali, Obuasi, and Cripple Creek & Victor where the mill has been commissioned and ramp up is underway. Of the total capital spent, project capital expenditure during the quarter amounted to $62m.
Net Debt was $3.150bn at the end of the first quarter of 2015 compared to $3.095bn for the same quarter last year and $3.133bn in the previous quarter, resulting in a Net Debt to adjusted EBITDA ratio of 1.97 times. (This remains well within covenant levels of 3.5 times.)
2 Quarterly report March 2015 - www.AnglogoldAshanti.com

Summary of quarter-on-quarter operating and cost improvements:
Particulars
Q1 2015
Q1 2014
Change Year-
on-Year
Gold price received ($/oz) 1,217 1,290 -6%
Gold production (’000ozs) 969 1,055 -8%
Gold production (’000ozs) (normalised for Navachab & Obuasi) * 969 1,003 -3%
Gold production (‘000ozs) (International Ops normalised for Navachab & Obuasi) * 730 713 2%
Total cash costs ($/oz) 744 770 -3%
Corporate & marketing costs ($m) ** 22 25 -12%
Exploration & evaluation costs ($m) 29 30 -3%
Capital expenditure ($m) 195 274 -29%
All-in sustaining costs ($/oz) *** 926 993 -7%
All-in costs ($/oz) *** 1,026 1,114 -8%
Adjusted EBITDA ($m) 409 476 -14%
Free cash (outflow) / inflow ($m) (40) 22 -282%
*
Normalised to reflect Navachab following sale and contribution of only 17,000oz from Obuasi, which is on limited operation.
**
Includes administration and other expenses.
***
World Gold Council standard, excludes stockpiles written off.
SAFETY
AngloGold Ashanti’s efforts continued to show strong commitment in safety performance, with the all injury frequency rate, the broadest measure of safety performance, improving to 7.53 per million hours worked compared to 7.79 the same quarter last year. Regrettably, there were three fatalities during the first quarter of 2015, two in South Africa and one in Brazil. Formal incident investigations to identify factors which contributed to the incidents were initiated immediately and have been completed. Corrective and preventative actions have been identified and are being implemented to prevent recurrence. Safety is our highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment which we aim to achieve through the fatalities prevention initiatives by management and control of major hazards.
OPERATING HIGHLIGHTS
The South African operations produced 239,000oz at a total cash cost of $911/oz for the first quarter of 2015 compared to
290,000oz at a total cash cost of $797/oz in the same quarter last year. As flagged during our fourth quarter 2014 results presentation, safety-related interruptions during the fourth quarter 2014 and the first quarter 2015 had a significant impact on production given the tragic fatalities at Mponeng mine, as well as various other safety-related interruptions at the Vaal River region, which exacerbated the slower start-up after the Christmas break. In addition the South African Operations lost about 33,000oz due to safety stoppages, increased seismicity at West Wits (particularly at Mponeng) and some 3,000oz mainly due to electricity supply issues, including equipment theft and failure. Total cash costs were adversely impacted by lower production despite currency weakness and efforts to contain inflationary pressures.
At West Wits, production was 93,000oz at a total cash cost of $977/oz for the quarter ended March 2015 compared to 128,000oz at a total cash cost of $735/oz in the same quarter last year. The first quarter’s performance was negatively impacted by interruptions from safety-related stoppages subsequent to two fatalities at Mponeng. This was exacer bated by the grades at TauTona which were 7% lower when compared to the same period last year, as a result of lower on-reef, in-situ values planned as mining progresses towards the boundary. TauTona ore previously treated at Savuka gold plant is now being processed at the Mponeng gold plant in an attempt to derive benefit of higher recovery factor and cost efficiencies.
Production from the Vaal River operations for the first quarter of 2015 was 94,000oz at a total cash cost of $868/oz, compared to
102,000oz at a total cash cost of $851/oz in the same quarter last year. Kopanang’s performance was negatively impacted by an ore-
pass blockage, whilst Moab Khotsong faced challenges from safety-related stoppages. Yield at Moab Khotsong was 10% lower when compared to the same quarter last year due to an increase in dilution. Moab Khotsong, however, remained the lowest cost producer for the South African region during the quarter at a total cash cost of $782/oz. The establishment of a Vaal River district model is progressing well and the new model is expected to be fully functional by the second half of 2015. Effective 1 January 2015, Great
Noligwa’s operations have been incorporated as a segment under Moab Khotsong which will be reported as a single entity.
Surface Operations’ production for the first quarter of 2015 was 50,000oz at a total cash cost of $868/oz, compared to 60,000oz at a total cash cost of $836/oz in the same quarter last year. The most significant challenge has been a reduction in grade. To alleviate the grade constraints, the mining mix was altered in order to prioritise higher grade Marginal Ore Dumps. Going forward, this is expected to be supplemented by the intake of external Marginal Ore Dumps and the processing of clean-up material at Savuka gold plant.
3 Quarterly report March 2015 - www.AnglogoldAshanti.com

The Continental Africa region production for the first quarter of 2015 was 351,000oz at a total cash cost of $714/oz compared to
374,000oz at a total cash cost of $808/oz in the same quarter last year. The region’s performance is attributable mainly to the strong production from Geita and continuing ramp-up in Kibali, despite the limited operations at Obuasi and the absence of Navachab production, the limited operational flexibility in oxide operations at Sadiola, as well as plant maintenance shutdowns at Iduapriem and
Siguiri.
In the DRC, Kibali production for the quarter was 73,000oz at a total cash cost of $630/oz compared to 51,000oz at a total cash cost of
$538/oz in the same quarter last year. Production was 43% higher due to operation of both the oxide and sulphide circuits compared to the same quarter last year when only the oxide circuit was operational. Quarter-on-quarter, production was impacted by decrease in tonnage throughput due to fewer operating shifts together with a planned 5% decrease in recovered grade. Consequently, total cash costs increased as a result of the lower production together with higher mining rates.
In Ghana, Iduapriem produced 40,000oz at a total cash cost of $1,046/oz compared to 45,000oz at a total cash cost of $716/oz in the same quarter last year. Production declined year-on-year due to a 2% decrease in recovered grade together with a 9% decrease in tonnage throughput. Tonnage throughput in the current quarter was impacted by a planned major plant shutdown to replace components of the mill circuit. Total cash costs increased as production decreased and mainly because full-scale mining operations only resumed during the quarter after executing a stockpile treatment plan last year.The impact of the mine plant shutdown that took place during the quarter was compensated by higher grade ore tonnes processed.
As the Obuasi mine continued in limited operations state, with the feasibility study well advanced, production for the first quarter of 2015 was significantly down at 17,000oz at a total cash cost of $628/oz, compared to 53,000oz at a total cash cost of $1,234/oz in the same quarter last year. Current production was from scaled down surface operations and tailings maintenance activities.
In the Republic of Guinea, Siguiri’s production was 64,000oz at a total cash costs of $887/oz, compared to 70,000oz at a total cash cost of $800/oz in the same quarter last year. Production declined as expected, due to depletion of higher grade ore sources. Total cash costs were higher than the same period last year as a result of inflationary increases together with the impact of the lower recovered grade. Tonnage throughput was impacted by a four-day minor plant shutdown, together with fewer operating shifts during the quarter.
In Mali, Morila’s production for the first quarter of 2015 was 20,000oz at a total cash cost of $535/oz. Production increased as a result of the higher grade tonnes sourced from the satellite pit 7s commissioned in the latter part of last year.
Sadiola’s production for the first quarter of 2015 was maintained at 19,000oz at a total cash cost of $876/oz. The current quarter’s production compared to the previous quarter was impacted by a 16% decrease in tonnage throughput partly offset by a 7% increase in recovered grade from tonnes mined in the satellite oxide pits. Total cash costs, however, decreased from $1,262/oz compared to the same quarter last year due to a 25% decrease in volumes mined as a result of limited operational flexibility in the oxide operations, together with the cumulative benefit of the cost management initiatives.
The Yatela mine accelerated the transition to full closure. The current quarter’s operational performance is therefore not comparable to previous periods.
In Tanzania, Geita’s production was 118,000oz at a total cash cost of $579/oz compared to 106,000oz at a total cash cost of $631/oz in the same quarter last year. Production increased 11% as a result of accessing higher grade ore sources stripped in the Nyankanga pit.
Total cash costs decreased by 8%, primarily as a result of the efficiency of lower mining unit costs together with the benefits of lower fuel prices. Current quarter production was somewhat impacted by a decrease in tonnage throughput, due to scheduled down time for maintenance, together with fewer operating shifts in the quarter.
In the Americas region, production for the first quarter of 2015 was 236,000oz at a total cash cost of $665/oz compared to 236,000oz at a total cash cost of $668/oz in the same quarter last year. Production remained stable, supported by strong performances from Cerro
Vanguardia and Mineração, where production was up 12% and 5% respectively, year-on-year. However, the region was negatively impacted by lower placed grade, leach pad sequence timing and a mill start-up delay at the Cripple Creek & Victor mine, in addition to lower feed grades and equipment challenges at Serra Grande. Total cash costs for the region declined marginally due to efficiencies derived from the continued costs savings initiatives and benefiting from weaker currencies, and despite subdued production in some parts of the region and high inflation in Argentina.
At Cripple Creek & Victor, production was 41,000oz at a total cash cost of $957/oz compared to 52,000oz at a total cash cost of $699/oz in the same quarter last year. Production decreased year-on-year due to lower placed grade, leach pad sequence timing and increasing pad height, causing longer leach solution transport time. Total cash costs increased due to lower recoverable grade, fewer tons mined and below-plan ounce production due to the mill start-up delay, partially assisted by lower fuel prices.
In Argentina, Cerro Vanguardia´s production for the quarter was 12% higher at 65,000oz at a total cash cost of $651/oz, compared to
58,000oz at a total cash cost of $644/oz in the same quarter of last year, mainly due to the effect of higher heap leach production. Total cash costs were negatively impacted by persistently high inflation in Argentina, with salary increases effective from February. Currency weakness, however, had a positive effect on costs in addition to favourable stockpile movements, mainly as a result of lower tonnes treated, and higher grades. These favourable effects were partially offset by higher heap-leach costs as high volume of material was processed. Plans are being evaluated to further increase production in coming quarters.
In Brazil, operations produced 130,000oz at a total cash cost of $580/oz compared to 126,000oz at a total cash cost of $664/oz in the same quarter of last year. Production increased year-on-year due to higher tonnages treated. Improved costs reflect production
4 Quarterly report March 2015 - www.AnglogoldAshanti.com

increase and the benefits of the local currency depreciation. In addition, initiatives implemented to reduce power and water consumption, through ventilation management and other activities, all helped in managing costs.
AngloGold Ashanti Córrego do Sítio Mineração’s production was 5% higher at 99,000oz at a total cash cost of $548/oz compared to
94,000oz at total cash costs of $619/oz in the same quarter of last year. Production increased year-on-year due to improved performance of Córrego do Sítio operations, stabilization of Lamego at a higher mining rate, as a consequence of changing the mining method from cut-and-fill to open stope, and also improved productivity at Cuiabá.Total cash costs improved due to higher gold production, higher by-product sales and price received whilst also benefiting from the weakness in the Brazilian Real.
Notwithstanding the improved performance, the Cuiabá complex encountered delays in the initial plan for shaft maintenance, which will impact second-quarter production. Similarly, at Córrego do Sítio, geological modelling changes at both Oxide and Sulphide (Mina II)
mines will impact second-quarter production. However, in both cases the output is expected to be recovered in latter half of the year.
Production at Serra Grande was 31,000oz at a total cash cost of $680/oz compared to 32,000oz at a total cash cost of $799/oz in the same quarter of last year. Production was lower than the previous quarter as a result of lower feed grade, in line with plan. Total cash costs were consequently impacted by lower gold produced but offset by the weakness of the Brazilian Real. Production is expected to recover in the second quarter by mining higher grades at Mina III. High inflation and threats of power rationing, due to a poor rainy season, are risks to both costs and production, and mitigation plans are being developed.
Australia produced 143,000oz at a total cash cost of $679/oz compared to 155,000oz at a total cash cost of $779/oz in the same quarter of last year, when the final high grade crown pillar ore from the base of the open pit at Sunrise Dam was mined. Costs were favourably impacted by a weaker Australian dollar.
At Sunrise Dam gold production in the March quarter decreased by 7% to 57,000oz compared to 61,000oz in the previous quarter, due to a number of factors which reduced the volume of underground ore mined in January and February by approximately 100,000t. A primary ventilation fan failure in the Cosmo section of the mine late in 2014, exacerbated by poor loader availability, required a change to the mining and development schedule. As a result a higher proportion of intermediate grade stockpiled ore was fed to the mill to make up the shortfall in mined tonnes. These issues have been corrected. Production in the March quarter was 20% lower than the previous corresponding period when the last parcel of high grade ore from the open pit was mined. Mill throughput of 963,000t was 4%
lower than the previous quarter, but still above budget. Despite the fall in mined tonnes and head grade in the March quarter, total cash costs dropped by 10% to $970/oz from $1,083/oz in the previous quarter, largely due to reduced processing costs and a lower exchange rate. A total of 99m of underground capital development and 2,200m of operational development were completed during the quarter.
Tropicana had a steady quarter with gold production of 86,000oz at a total cash cost of $422/oz compared to 84,000oz at a total cash cost of $495/oz in the same quarter of last year. Production was down 11% compared to the previous quarter, but 2% higher than the
March quarter of 2014. Mill throughput and recoveries remained constant, while mining rates and mining productivity both improved during the quarter. Lower processing and maintenance costs contributed to a 12% decrease in total cash costs to $422/oz from $482/oz in the previous quarter.
The borefield expansion was almost complete at quarter end and process water supply constraints have been alleviated. Construction of the 292 km long Eastern Goldfields Pipeline that will deliver natural gas to the Sunrise Dam and Tropicana operations began on schedule in March. Construction is anticipated to be completed by year end with first delivery of gas to Tropicana scheduled for January
2016.
UPDATE ON CAPITAL PROJECTS
In the Americas, the Mine Life Extension project at Cripple Creek & Victor is on schedule. Mill commissioning progressed well during the quarter, having started with first gold production. Mill production ramp up is planned for the second quarter. Capital spend in 2015 is expected to be primarily related to the Mine Life Extension 2 (MLE2) project, which includes a new mill and a new Valley Leach Facility with associated gold recovery plant. The new Valley Leach facility and associated gold recovery plant are on schedule with expected production to start in 2016.
At Kibali, in the DRC, the capital spend reduced significantly following completion of the process plant and related infrastructure. The shaft development and the underground decline development progressed according to plan. The paste fill plant was pre-commissioned, and is scheduled to be commissioned in the second quarter when the underground distribution system has been completed. The
Ambarau hydro power station dam design and the construction method changed due to the foundation requirements. Both open pit and underground production performed well during the quarter. Open pit resource reconciliations were slightly better than the resource models.
In South Africa, the Mponeng Phase I project commissioned the chairlifts and electrical monorail between 120L and 123L. During
March, the mining milestone of exceeding 300m of development on 123L was achieved. The remaining infrastructures to be completed for this project are the rock silos, de-gritting dam and mono rail between 123L and 126L. Mine stoppages due to fatalities in the previous two quarters have caused schedule delays in both Phase 1 and 2 projects.
5 Quarterly report March 2015 - www.AnglogoldAshanti.com

TECHNOLOGY AND INNOVATION UPDATE
The three prototype production machines at TauTona continue to make progress towards the desired drilling efficiencies, while the test site machine has been refurbished and fully serviced to MKIII specifications and was returned to the mine in April. The newest generation (MKIV) machine manufacture is nearing completion with delivery anticipated by mid-year. Narrow-reef drilling at Kopanang is progressing well with less cutter-head deflection than experienced when drilling the C-reef at Great Noligwa. RC drilling depth and penetration rates have met original specifications and work will now commence to refine drilling accuracy. Ultra-high strength backfill test work continues to yield improved design capabilities with greater pumping distances and increased mixing volumes being proven possible.
EXPLORATION UPDATE
Total expensed exploration and evaluation costs (including technology) during the first quarter, inclusive of expenditure at equity accounted joint ventures, were $31m ($13m on Brownfield, $5m on Greenfield and $13m on pre-feasibility studies), compared to $34m for the same quarter last year.
GREENFIELDS EXPLORATION
During the first quarter of 2015, Greenfields exploration activities were undertaken in Australia, Colombia and Brazil. Greenfields Exploration
completed 2,865m of diamond and RC drilling. Total expenditure for the quarter was $5m.
In Colombia, a handover from the Greenfields exploration team to the Colombia project’s team was completed at Quebradona. This work for the quarter focused on the Guintar project (100% AGA) in Colombia which is situated 40km west of Medellin. Mapping and target generation activities were undertaken. These activities have outlined an extensive alteration system in sediments overlaying a dioritic porphyry intrusion. The intrusion is associated with both porphyry Cu/Au and epithermal gold occurrences which are being mapped and evaluated.
In Australia, at the Tropicana JV (AngloGold Ashanti 70%) a total of 4,661m of aircore (AC), 2,317m of reverse circulation (RC) and
108.5m of diamond drilling was completed at the Madras and Sanpan prospects located 25 km south and 50 km southeast of the
Tropicana Gold Mine, respectively. Drilling at Madras aimed to follow up encouraging results initially received in the second half of 2014 within a zone of supergene mineralisation spatially associated with a broad shear zone. RC drilling returned significant results including, but not limited to 15.0m @ 5.08 g/t Au in MARC039, 25.0m @ 2.47 g/t Au in MARC040 and 17.0m @ 4.22 g/t Au in MARC044.
Further RC and diamond drilling is scheduled at Madras to define the dimensions and tenor of mineralisation intersected to date.
BROWNFIELDS EXPLORATION
This section contains only selected highlights from the exploration programme during the quarter. More detail is available on the
Web site, in the quarterly reports section.
A total of 87,946m of diamond and RC drilling was completed during the first quarter of 2015. Exploration on brownfields was carried out in ten countries.
In Tanzania, at Geita Gold Mine, a total of 3,083m were drilled. Infill drilling programmes were conducted at Star & Comet South East
Extension, Star & Comet Cut3, Geita Hill East Cut 1 and Nyankanga Cut 8.
One DD hole was completed at Star & Comet South East (141m), testing the priority, near-surface mineralisation and down-dip extension of the southern limb of the ore body. A number of significant intercepts were returned. Mineral Resource amelioration drilling was completed at Nyankanga Cut 8 and Geita Hill East when permitted by pit access restrictions. 2 RC holes (257m) and 3 DD holes
(480m) were completed in Nyankanga and 1 RC hole (50m) at Geita Hill East.
A hydrogeological drill hole at Nyamonge, 300m NW of Waste Dump 14, returned a significant gold value. Initial indications are that the mineralisation is associated with a palaeochannel, however analysis of the results is ongoing to assess follow up work required.
In Ghana at Iduapriem, auger drilling (951m) was undertaken at the North heap leach pad. Samples have been submitted for fire assay,
Particle Size Distribution (PSD), Gravity Recoverable Gold, and Bottle Roll analyses. About a third of the results for Au and PSD have been received to date. Reconnaissance work was initiated at the Bankyem (Block 1 Extension), with mapping initially focused in the vicinity of known near-surface drill hole intersections. The Mile 5 quartz vein target was also revisited with detailed mapping and sampling of veins exposed by the extensive artisanal workings at the site. The mapping confirmed two distinct NE and E trending vein sets, both associated with auriferous quartz-tourmaline-sericite veins.
In the Democratic Republic of the Congo at Kibali, the Phase 4 (21 hole) drilling programme was completed at Gorumbwa. In the southwest area, most mineralised zones were intersected outside of previously predicted positions, but still within the $1000 Reserve pit, indicating upside potential (more detail contained in online report).
In Brazil, exploration continued at the Cuiabá, Lamego and CdS production centres for AGABM with 17,300m drilled collectively in the surface and underground drilling programmes during the quarter with a focus on Mineral Resource conversion. At Serra Grande,
13,255m of drilling were completed as infill drilling programmes continued in the Mineral Resource conversion programmes.
In the United States, 17,990m were drilled as part of the ongoing programmes to add new heap leach tonnage for the VLF facilities and confirm high grade targets outside of current open pit designs.
6 Quarterly report March 2015 - www.AnglogoldAshanti.com

At Sunrise Dam in Australia, exploration was focussed on underground Mineral Resource extension and infill. Drilling (7,859m)
targeted Vogue, GQ South, Carey Shear Zone and Astro South and East. Delays were caused to the drilling programme due to a fall of ground which blocked off one of the rigs. A total of 18 significant assay results were received of which all but one were from infill and extensional drilling at Vogue.
At Tropicana, drilling commenced at Havana North with a total of 1,194m of RC and 2,238m of DD drilling completed. The Havana
North drill programme is anticipated to be completed by July and RC/DD drilling will then advance to the Tropicana Extension targets.
Both of these programmes are designed to test potential down-plunge extensions of known mineralisation.
Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (
www.anglogoldashanti.com
).
UPDATE ON CRIPPLE CREEK & VICTOR
As advised earlier, the Company has initiated a plan to identify a joint arrangement partner or a purchaser in respect of its interest in the
Cripple Creek & Victor mine (“the mine”) in Colorado in the United States. The Company has received binding offers from counterparties for a 50% interest in the mine structured as a joint operation as well as binding offers for the purchase of 100% of the mine. These binding offers are currently being considered as to the value and the conditions.
The Company has assumed at this stage in the process that it is reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation is possible, provided that the company’s value criteria are met. It has thus accounted for 50% of the assets and liabilities of the mine as “held for sale”. Currently there is no assurance that any binding offer will be accepted or any sales transaction may occur (Refer note 14).
SOUTH AFRICA WAGE TALKS
In the coming months AngloGold Ashanti will join the largest employers and producers in South Africa’s gold sector in negotiating a new wage agreement with labour unions representing most of the industry’s collective workforce. This year’s negotiations come at a delicate time for South Africa’s gold industry - gold prices remain almost 40% below their peak reached in 2011, tariff increases for water and electricity have risen by multiples of the inflation rate while wage increases have also continued to outpace increases in inflation.
The industry has looked for ways to absorb these cost increases amid declining grades and diminishing productivity levels, with lower overall employment levels an unfortunate but inevitable consequence. At current gold prices, much of the sector is close to, or below break-even levels, placing still more jobs at risk. Over the past decade, according to the Chamber of Mines, the average annual wage for an employee in the sector has risen by 180% to around R196,298 per year, while the total number of employees in the sector fell by a third to about 119,000 people. Over that same period, South Africa’s gold production fell by an average annual decline of 8.2%.
Leadership of these gold companies are now looking to reach a new accord with employees and their labour unions to arrest this downward spiral and restore the industry to a more sustainable long-term footing. It is crucial for the future of one of South Africa’s key economic contributors, and indeed for individual mines and their employees, given that companies cannot be expected to persist with unprofitable operations.
The companies will this year propose an ‘Economic and Social Sustainability Compact’. Such a compact would comprise a mutually agreed set of binding principles that will determine the rights and responsibilities of companies and organised labour in respect of workplace activities and consequences, including wages and conditions of service. The fundamental principles of the proposed compact will be sustainability through a partnership approach by the companies, the unions and employees. Proposed wage increases and other terms and conditions of employment will be considered with due regard to their impact on the sustainability of the industry and of course on employment security. More detail will be provided on the content of the proposed Compact in due course, once the key features of the employers’ proposal have been fully covered with the unions.
OUTLOOK
Gold production for the second quarter of 2015 is estimated to be between 960,000oz to 1,000,000oz and total cash costs of $770/oz to
$820/oz, assuming average exchange rates of R11.92/$, BRL2.95/$, $0.79/A$ and AP9.00/$. Oil at $70/bl average for the quarter.
The annual guidance remains unchanged for production at 4.0moz to 4.3moz, total cash costs at $770/oz to $820/oz and All-in sustaining costs of $1,000/oz-$1,050/oz, assuming average exchange rates of R11.60/$, BRL 2.60/$, $0.85/A$ and AP9.50/$. Oil at
$70/bl average for the year.
Capital expenditure guidance for the year remains unchanged at $1.0 to 1.1bn.
Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.
7 Quarterly report March 2015 - www.AnglogoldAshanti.com

8 Quarterly report March 2015 - www.AnglogoldAshanti.com

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com
Independent auditor’s review report on the Condensed Consolidated Financial Information for the quarter ended
31 March 2015 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 10 to 24, which comprise the accompanying condensed consolidated statement of financial position as at 31 March 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial
Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter ended 31 March 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting
Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South
Africa.
Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
7 May 2015
9 Quarterly report March 2015 - www.AnglogoldAshanti.com

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2015
2014
2014
2014
US Dollar million
Notes
Reviewed
Reviewed Reviewed Audited
Revenue
2
1,122
1,324 1,359 5,378
Gold income
2
1,086
1,278 1,324 5,218
Cost of sales 3
(870)
(1,061) (1,012) (4,190)
(Loss) gain on non-hedge derivatives and other
commodity contracts
(7)
5 (16) 15
Gross profit
209
222 296 1,043
Corporate administration, marketing and other
expenses
(22)
(23) (25) (92)
Exploration and evaluation costs
(29)
(45) (30) (144)
Other operating expenses
4
(21)
(7) (5) (28)
Special items
5
5
(182) (7) (260)
Operating profit (loss)
142
(35) 229 519
Interest received
2
8
6 6 24
Exchange (loss) gain
(14)
5 (6) (7)
Finance costs and unwinding of obligations
6
(66)
(67) (71) (278)
Fair value adjustment on $1.25bn bonds
(31)
63 (70) (17)
Share of associates and joint ventures' profit (loss)
7
25
22 19 (25)
Profit (loss) before taxation
64
(6) 107 216
Taxation
8
(59)
(49) (62) (255)
Profit (loss) for the period
5
(55) 45 (39)
Allocated as follows:
Equity shareholders
(1)
(58) 39 (58)
Non-controlling interests
6
3 6 19
5
(55) 45 (39)
Basic (loss) earnings per ordinary share (cents)
(1)
-
(14) 10 (14)
Diluted (loss) earnings per ordinary share (cents)
(2)
-
(14) 10 (14)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the three months ended 31 March 2015 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This
process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan
Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter ended 31 March 2015 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.
10 Quarterly report March 2015 - www.AnglogoldAshanti.com

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2015
2014
2014
2014
US Dollar million
Reviewed Reviewed Reviewed Audited
Profit (loss) for the period
5
(55) 45 (39)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(93)
(67) (8) (201)
Share of associates and joint ventures' other
comprehensive income
-

Net (loss) gain on available-for-sale financial assets
(5)
1 9 -
Release on impairment of available-for-sale
financial assets
-
1 - 2
Release on disposal of available-for-sale
financial assets
(1)
(1) - (1)
Deferred taxation thereon
1
(1) (4) (1)
(5)

Items that will not be reclassified
subsequently to profit or loss:
Actuarial gain (loss) recognised
12
(31) 10 (22)
Deferred taxation thereon
(3)
8 (2) 6
9
(23) 8 (16)
Other comprehensive (loss) income for the
period, net of tax
(89)
(90) 6 (217)
Total comprehensive (loss) income for the
period, net of tax
(84)
(145) 51 (256)
Allocated as follows:
Equity shareholders
(90)
(148) 45 (275)
Non-controlling interests
6
3 6 19
(84)
(145) 51 (256)
Rounding of figures may result in computational discrepancies.

Quarterly report March 2015 - www.AnglogoldAshanti.com

Group statement of financial position
As at
As at
As at
March
December
March
2015
2014
2014
US Dollar million
Notes
Reviewed
Audited
Reviewed
ASSETS
Non-current assets
Tangible assets
4,603
4,863 4,885
Intangible assets
200
225 269
Investments in associates and joint ventures
1,450
1,427 1,391
Other investments
119
126 141
Inventories
354
636 617
Trade and other receivables
18
20 25
Deferred taxation
116
127 169
Cash restricted for use
37
36 37
Other non-current assets
36
25 50
6,933
7,485 7,584
Current assets
Other investments
2
- 1
Inventories
795
888 1,016
Trade and other receivables
263
278 380
Cash restricted for use
19
15 14
Cash and cash equivalents
362
468 525
1,441
1,649 1,936
Non-current assets held for sale 14
479
- 158
1,920
1,649 2,094
TOTAL ASSETS
8,853
9,134 9,678
EQUITY AND LIABILITIES
Share capital and premium 11
7,052
7,041 7,024
Accumulated losses and other reserves
(4,287)
(4,196) (3,884)
Shareholders' equity
2,765
2,845 3,140
Non-controlling interests
32
26 35
Total equity
2,797
2,871 3,175
Non-current liabilities
Borrowings
3,471
3,498 3,569
Environmental rehabilitation and other provisions
988
1,052 1,013
Provision for pension and post-retirement benefits
141
147 152
Trade, other payables and deferred income
11
15 14
Deferred taxation
565
567 579
5,176
5,279 5,327
Current liabilities
Borrowings
199
223 235
Trade, other payables and deferred income
539
695 793
Bank overdraft
-
- 22
Taxation
49
66 67
787
984 1,117
Non-current liabilities held for sale 14
93
- 59
880
984 1,176
Total liabilities
6,056
6,263 6,503
TOTAL EQUITY AND LIABILITIES
8,853
9,134 9,678
Rounding of figures may result in computational discrepancies.

Quarterly report March 2015 - www.AnglogoldAshanti.com

Group statement of cash flows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2015
2014
2014
2014
US Dollar million
Reviewed
Reviewed Reviewed Audited
Cash flows from operating activities
Receipts from customers
1,091
1,318 1,288 5,351
Payments to suppliers and employees
(860)
(1,060) (905) (3,978)
Cash generated from operations
231
258 383 1,373
Dividends received from joint ventures
5
- - -
Taxation refund
-
3 37 41
Taxation paid
(46)
(48) (70) (194)
Net cash inflow from operating activities
190
213 350 1,220
Cash flows from investing activities
Capital expenditure
(168)
(314) (220) (1,013)
Interest capitalised and paid
-
- - (1)
Expenditure on intangible assets
-
(2) - (5)
Proceeds from disposal of tangible assets
-
- - 31
Other investments acquired
(32)
(17) (26) (79)
Proceeds from disposal of other investments
28
14 24 73
Investments in associates and joint ventures
(3)
(3) (40) (65)
Loans advanced to associates and joint ventures
(2)
(50) (4) (56)
Loans repaid by associates and joint ventures
-
16 - 20
Proceeds from disposal of subsidiary
-
- - 105
Cash in subsidiary disposed and transfers to held for sale
(2)
- (1) 2
(Increase) decrease in cash restricted for use
(7)
2 26 24
Interest received
7
5 4 21
Net cash outflow from investing activities
(179)
(349) (237) (943)
Cash flows from financing activities
Proceeds from borrowings
61
182 15 611
Repayment of borrowings
(90)
(72) (171) (761)
Finance costs paid
(81)
(38) (81) (245)
Revolving credit facility and bond transaction costs
-
- - (9)
Dividends paid
(2)
(8) - (17)
Net cash (outflow) inflow from financing activities
(112)
64 (237) (421)
Net decrease in cash and cash equivalents
(101)
(72) (124) (144)
Translation
(5)
(4) (1) (16)
Cash and cash equivalents at beginning of period
468
544 628 628
Cash and cash equivalents at end of period
(1)
362
468 503 468
Cash generated from operations
Profit (loss) before taxation
64
(6) 107 216
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
7
(5) 16 (13)
Amortisation of tangible assets
166
214 175 750
Finance costs and unwinding of obligations
66
67 71 278
Environmental, rehabilitation and other expenditure
(3)
24 8 32
Special items
(12)
21 6 31
Amortisation of intangible assets
8
9 9 36
Fair value adjustment on $1.25bn bonds
31
(63) 70 17
Interest received
(8)
(6) (6) (24)
Share of associates and joint ventures' (profit) loss
(25)
(22) (19) 25
Other non-cash movements
8
6 13 68
Movements in working capital
(71)
19 (67) (43)
231
258 383 1,373
Movements in working capital
Decrease (increase) in inventories
33
32 (10) 64
Decrease (increase) in trade and other receivables
14
35 (36) 52
Decrease in trade, other payables and deferred income
(118)
(48) (21) (159)
(71)
19 (67) (43)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 March 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $22m.

Quarterly report March 2015 - www.AnglogoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2013
7,006
136 (3,061) (1) 18 (25) (994) 3,079 28 3,107
Profit for the period 39 39 6 45
Other comprehensive income (loss) 1 5 8 (8) 6 6
Total comprehensive income (loss)
- 1 39 - 5 8 (8) 45 6 51
Shares issued 18 18 18
Share-based payment for share awards
net of exercised
(2) (2) (2)
Translation
1 (2)
(1) 1 -
Balance at 31 March 2014
7,024 136 (3,024) (1) 23 (17) (1,002) 3,140 35 3,175
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
Loss for the period
(1)
(1)
6
5
Other comprehensive (loss) income
(5)
9
(93)
(89)
(89)
Total comprehensive (loss) income
-
-
(1)
-
(5)
9
(93)
(90)
6
(84)
Shares issued
11
11
11
Share-based payment for share awards
net of exercised
(1)
(1)
(1)
Translation
(5)
4
(1)
2
-
-
-
Balance at 31 March 2015
7,052
126
(3,106)
(1)
11
(29)
(1,288)
2,765
32
2,797
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Quarterly report March 2015 - www.AnglogoldAshanti.com

Segmental reporting
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed
Reviewed
Reviewed
Audited
Gold income
South Africa
284
355 372 1,527
Continental Africa
464
538 532 2,105
Australasia
173
183 215 785
Americas
302
345 310 1,270
1,223
1,420 1,429 5,687
Equity-accounted investments included above
(137)
(142) (105) (469)
1,086
1,278 1,324 5,218
Gross profit (loss)
South Africa
4
44 44 216
Continental Africa
117
121 119 469
Australasia
47
19 59 125
Americas
78
73 92 309
Corporate and other
1
5 (1) -
247
262 313 1,119
Equity-accounted investments included above
(38)
(40) (17) (76)
209
222 296 1,043
Capital expenditure
South Africa
44
79 51 264
Continental Africa
64
119 127 454
Australasia
20
28 27 91
Americas
67
134 69 394
Corporate and other
-
3 - 6
195
363 274 1,209
Equity-accounted investments included above
(27)
(48) (53) (191)
168
316 221 1,018
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Gold production
South Africa
239
300 290 1,223
Continental Africa
351
419 374 1,597
Australasia
143
157 155 620
Americas
236
280 236 996
969
1,156 1,055 4,436
As at
As at
As at
Mar
Dec
Mar
2015
2014
2014
Reviewed
Audited
Reviewed
Total assets
South Africa
2,018
2,124 2,311
Continental Africa
3,203
3,239 3,478
Australasia
837
906 1,059
Americas
2,426
2,409 2,263
Corporate and other
369
456 567
8,853
9,134 9,678
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
US Dollar million
US Dollar million
Quarter ended
Quarter ended
oz (000)

Quarterly report March 2015 - www.AnglogoldAshanti.com

Notes
for the quarter ended 31 March 2015
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective 1 January 2015.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2015. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.
2. Revenue
Quarter ended
Year ended
Mar
Dec
Mar Dec
2015
2014
2014 2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Gold income
1,086
1,278 1,324 5,218
By-products (note 3)
27
39 29 132
Royalties received (note 5)
1
1 1 4
Interest received
8
6 6 24
1,122
1,324 1,359 5,378
3.
Cost of sales
Quarter ended
Year ended
Mar
Dec
Mar Dec
2015
2014
2014 2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Cash operating costs
661
780 762 3,260
By-products revenue (note 2)
(27)
(39) (29) (132)
634
741 733 3,128
Royalties
26
28 37 131
Other cash costs
8
8 8 33
Total cash costs
668
777 778 3,292
Retrenchment costs
4
9 6 24
Rehabilitation and other non-cash costs
9
47 22 94
Production costs
681
833 806 3,410
Amortisation of tangible assets
166
214 175 750
Amortisation of intangible assets
8
9 9 36
Total production costs
855
1,056 990 4,196
Inventory change
15
5 22 (6)
870
1,061 1,012 4,190
4.
Other operating expenses
Quarter ended
Year ended
Mar
Dec
Mar Dec
2015
2014
2014 2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Pension and medical defined benefit provisions
3
1 2 6
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
-
4 3 15
Care and maintenance costs
18
- - -
Other expenses
-
2 - 7
21
7 5 28
Rounding of figures may result in computational discrepancies.
16 Quarterly report March 2015 - www.AnglogoldAshanti.com

5.
Special items
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)
-
9 - 10
Impairment of other investments (note 9)
-
1 - 2
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)
-
2 2 (25)
Royalties received (note 2)
(1)
(1) (1) (4)
Indirect tax (recoveries) expenses and legal claims
(9)
3 - 19
Legal fees and other (recoveries) costs related to contract
termination and settlement
(2)
13 6 30
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
6
1 - 2
Write-down of consumable stores inventories
-
5 - 5
Impairment of other receivables
-
1 - 1
Retrenchment and related costs
1
148 - 210
Loss on sale of Navachab (note 14)
-
- - 2
Accelerated deferred loan fees paid on cancellation and
replacement of US and Australia revolving credit facilities
-
- - 8
(5)
182 7 260
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
For the quarter ended 31 March 2015, no significant asset impairments or reversal of impairments were recognised.
6.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Finance costs
60
61 64 251
Unwinding of obligations, accretion of convertible bonds and other discounts
6
7 7 27
66
67 71 278
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
US Dollar million
Revenue
141
151 117 519
Operating costs, special items and other expenses
(110)
(120) (99) (523)
Net interest received
2
1 2 6
Profit before taxation
33
32 20 2
Taxation
(8)
(11) (1) (22)
Profit (loss) after taxation
25
21 19 (20)
Net reversal (impairment) of investments in associates and joint ventures
-
1 - (5)
25
22 19 (25)
Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.
Rounding of figures may result in computational discrepancies.
17 Quarterly report March 2015 - www.AnglogoldAshanti.com

8. Taxation
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
US Dollar million
South African taxation
Mining tax
(1)
-
(10) 14 21
Non-mining tax
1
15 (3) 5
Prior year (over) under provision
(7)
(1) (2) 4
Deferred taxation
Temporary differences
(17)
(1) (20) (20)
Unrealised non-hedge derivatives and other commodity
contracts
(2)
1 (4) 4
Change in estimated deferred tax rate
-
(24) - (24)
(25)
(20) (15) (10)
Foreign taxation
Normal taxation
43
24 46 152
Prior year over provision
-
- (3) (17)
Deferred taxation
Temporary differences
41
45 33 130
84
69 77 265
59
49 62 255
(1)
Decrease in mining tax due to utilisation of non-mining losses.
9.
Headline (loss) earnings
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders
(1)
(58) 39 (58)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)
-
9 - 10
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
-
2 2 (25)
Loss on sale of Navachab (note 14)
-
- - 2
Impairment of other investments (note 5)
-
1 - 2
Net (reversal) impairment of investments in associates and joint ventures
-
(22) - (22)
Special items of associates and joint ventures
-
- - 6
Taxation - current portion
-
- - 6
Taxation - deferred portion
-
(3) (3) -
(1)
(71) 38 (79)
Headline (loss) earnings per ordinary share (cents)
(1)
-
(17) 9 (19)
Diluted headline (loss) earnings per ordinary share (cents)
(2)
-
(17) 9 (19)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
18 Quarterly report March 2015 - www.AnglogoldAshanti.com

10. Number of shares
Quarter ended
Year ended
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Reviewed Reviewed Reviewed Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000 4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
Each
5,000,000
5,000,000 5,000,000 5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
404,506,311
404,010,360 403,087,362 404,010,360
E ordinary shares in issue
-
- 697,896 -
Total ordinary shares:
404,506,311
404,010,360 403,785,258 404,010,360
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
404,164,937
403,605,184 402,785,093 403,339,562
E ordinary shares
-
589,685 704,108 585,974
Fully vested options
3,241,830
3,122,215 2,477,845 3,803,514
Weighted average number of shares
407,406,767
407,317,084 405,967,046 407,729,050
Dilutive potential of share options
-
- 1,185,208 -
Diluted number of ordinary shares
407,406,767
407,317,084 407,152,254 407,729,050
11.
Share capital and premium
As
at
Mar Dec Mar
2015 2014 2014
Reviewed Audited Reviewed
US Dollar Million
Balance at beginning of period
7,094
7,074 7,074
Ordinary shares issued
11
29 13
E ordinary shares issued and cancelled
-
(9) -
Sub-total
7,105
7,094 7,087
Redeemable preference shares held within the group
(53)
(53) (53)
Ordinary shares held within the group
-
- -
E ordinary shares held within the group
-
- (10)
Balance at end of period
7,052
7,041 7,024
12. Exchange
rates
Mar
Dec
Mar
2015
2014
2014
Unaudited Unaudited Unaudited
ZAR/USD average for the year to date
11.75
10.83 10.82
ZAR/USD average for the quarter
11.75
11.22 10.82
ZAR/USD closing
12.13
11.57 10.52
AUD/USD average for the year to date
1.27
1.11 1.12
AUD/USD average for the quarter
1.27
1.17 1.12
AUD/USD closing
1.31
1.22 1.08
BRL/USD average for the year to date
2.87
2.35 2.36
BRL/USD average for the quarter
2.87
2.54 2.36
BRL/USD closing
3.21
2.66 2.26
ARS/USD average for the year to date
8.69
8.12 7.60
ARS/USD average for the quarter
8.69
8.51 7.60
ARS/USD closing
8.82
8.55 8.00
Rounding of figures may result in computational discrepancies.
19 Quarterly report March 2015 - www.AnglogoldAshanti.com

13. Capital
commitments
Mar
Dec
Mar
2015
2014
2014
Reviewed Audited Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
274
178 379
(1)
Includes capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14. Non-current assets and liabilities held for sale
Cripple Creek and Victor mine (CC&V)
Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.
Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A.
(Yatela)
Effective 31 March 2015, the company announced its plan to dispose of its 41% stake in Sadiola and its 40% stake in Yatela.
The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and
Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.
Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.
US Dollar Million
The carrying amount of major classes of assets and liabilities include:
Tangible assets
143
Inventories 334
Other 2
Non-current assets held for sale 479
Provisions 58
Trade and other payables 28
Other 7
Non-current liabilities held for sale 93
Net non-current assets held for sale 386
Navachab mine
Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014,
AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation
Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).
On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.
15.
Financial risk management activities
Borrowings
The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
20 Quarterly report March 2015 - www.AnglogoldAshanti.com

As at
Mar
2015
Reviewed
Dec
2014
Audited
Mar
2014
Reviewed
Carrying amount
3,670
3,721 3,804
Fair value
3,627
3,606 3,743
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollar million
Mar 2015
Dec 2014
Mar 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities
45
-
-
45
47 - - 47 60 - - 60
Liabilities measured at fair value
Financial liabilities at fair value through profit or
loss
$1.25bn bonds
1,378
-
- 1,378
1,374 - - 1,374 1,400 - - 1,400
Rounding of figures may result in computational discrepancies.
16. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 March 2015 and 31 December 2014 are detailed below:
Contingencies and guarantees
Mar
2015
Dec
2014
Reviewed Audited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Litigation – Ghana
(3) (4)
97
97
ODMWA litigation
(5)
183
192
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(6)
26
32
VAT disputes – Mineração Serra Grande S.A.
(7)
12
15
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
151
162
Tax dispute - Cerro Vanguardia S.A.
(9)
53
53
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(10)
-
-
Contingent assets
Indemnity – Kinross Gold Corporation
(11)
(8)
(9)
Royalty – Tau Lekoa Gold Mine
(12)
-
-
Royalty – Navachab
(13)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(14)
8
9
522
551
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act
21 Quarterly report March 2015 - www.AnglogoldAshanti.com

(MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the
Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Litigation -
On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of
$97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending as the transmitted records are still being amended.
(4)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the
Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by
31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency to undertake environmental and chemical assessments in the areas around the PTP. The matter was adjourned to 22 June 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(5)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November
2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.
On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi
("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current)
who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependents of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.
On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the
Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the "silicosis class” and the "tuberculosis class"). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependents of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependents of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).
In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against
AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

Quarterly report March 2015 - www.AnglogoldAshanti.com

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m as at the 31 March 2015 closing rate (2014: $7m). On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately
$4m as at the 31 March 2015 closing rate (2014: $4m). On or about 24 March 2014, AngloGold Ashanti received a further
686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $95m as at the 31 March 2015 closing rate (2014: $100m). On or about 1 April 2014,
AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other
OLD. The total amount claimed in the 518 summonses is approximately $78m as at the 31 March 2015 closing rate (2014:
$81m).
On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration.
The court proceedings have been suspended as a result of entering into the arbitration agreement.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(6)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $14m (2014:
$18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2014: $14m). Management is of the opinion that these taxes are not payable.
(7)
VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $12m (2014:
$15m).
(8)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office
(DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23
October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of
$25m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $126m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision, but in November 2014 DIAN affirmed its earlier ruling.
AGAC challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.
(9)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority
(AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further
$39m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past two years as previously disclosed, and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA’s most recent response to the government’s findings was filed on 9 March 2015 and awaits a response.
(10)
Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from
February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31
December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of
Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of
Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.
(11) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012,
Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above at 31 March 2015, the company has estimated that the maximum contingent asset is $8m (2014: $9m).
(12) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count

Quarterly report March 2015 - www.AnglogoldAshanti.com

towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 538,179oz (2014: 507,471oz) produced have been received to date.
(13)
Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
(14) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro
Group (Pty) Limited and one of its subsidiaries to a maximum value of $8m (2014: $9m). The probability of the non-
performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.
17. Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
Mar 2015
US Dollar million
Recoverable value added tax 18
Appeal deposits 2
18. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
19. Announcements
Replacement of retiring COO: South Africa: On 10 March 2015, AngloGold Ashanti announced the appointment of Chris
Sheppard, a thirty-year veteran of South Africa’s ultra-deep underground mining sector, as incoming Chief Operating Officer:
South Africa, replacing the incumbent Mike O’Hare who plans to take early retirement during the course of 2015.
AngloGold Ashanti seeks CC&V partner or buyer, receives Mali approach: On 31 March 2015, AngloGold Ashanti confirmed that it had initiated a plan to identify a joint venture partner or buyer of its Cripple Creek & Victor (CC&V) mine in the United States, and has also received an approach for the purchase of its stakes in the Sadiola and Yatela mines in
Mali.
AngloGold Ashanti outlines transformation of South Africa Mining Industry: On 31 March 2015, AngloGold Ashanti
noted the media release by the Department of Mineral Resources (DMR) on the state of the transformation in South
Africa’s mining sector. It indicated that it fully supports the transformation objectives enshrined in the Mineral and
Petroleum Resources Development Act (MPRDA) and has taken meaningful steps to give effect to them.
AngloGold Ashanti is of the view that it has complied with the Charter. AngloGold Ashanti understands that the DMR and the Chamber of Mines will ask a court to determine whether black economic empowerment (BEE) ownership transactions concluded after 2004, where BEE ownership level has fallen due to the relevant BEE shareholders selling down their interest, should be included in the calculation of progress made against ownership targets. While transactions comprising the majority of AngloGold Ashanti’s BEE ownership credit (20.8%) took place before 2004, and thus are not contested, the company welcomed the use of the court to provide clarity in respect of transactions completed after 2004. AngloGold
Ashanti’s own reading of the legislation at the time each of its BEE transactions took place is that they qualified for recognition. The award of New Order Mining Rights by the DMR, which explicitly refer to these transactions, supports this point. AngloGold Ashanti is accordingly of the view that it has complied with the ownership requirements of the Charter.
By order of the Board
SM PITYANA
S VENKATAKRISHNAN
Chairman
Chief Executive Officer
7 May 2015
24 Quarterly report March 2015 - www.AnglogoldAshanti.com

Non-GAAP disclosure
A
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 9)
(1)
(71) 38 (79)
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
7
(5) 16 (15)
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
(2)
1 (4) 4
Fair value adjustment on $1.25bn bonds
31
(63) 70 17
Provision for losses in associate and impairment of loan to associate
-
21 - 72
Adjusted headline earnings (loss)
35
(117) 119 (1)
Adjusted headline earnings (loss) per ordinary share (cents)
(1)
9
(29) 29 0
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
209
222 296 1,043
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
7
(5) 16 (15)
Adjusted gross profit
216
217 312 1,028
C
Price received
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,086
1,278 1,324 5,218
Adjusted for non-controlling interests
(17)
(18) (20) (76)
1,069
1,260 1,304 5,142
Realised loss on other commodity contracts
5
5 5 21
Associates and joint ventures' share of gold income including realised non-hedge derivatives
137
142 106 469
Attributable gold income including realised non-hedge
derivatives
1,211
1,407 1,415 5,632
Attributable gold sold - oz (000)
995
1,171 1,097 4,454
Price received per unit - $/oz
1,217
1,202 1,290 1,264
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings (loss)
Quarter ended
US Dollar million / Imperial
Quarter ended
US Dollar million
Year ended
Year ended
Year ended
Quarter ended
Adjusted gross profit
US Dollar million

Quarterly report March 2015 - www.AnglogoldAshanti.com

D
All-in sustaining costs and All-in costs
1
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
870
1,061 1,012 4,190
Amortisation of tangible and intangible assets (note 3)
(174)
(223) (184) (786)
Adjusted for decommissioning amortisation
3
3 2 10
Corporate administration and marketing related to current operations
21
22 25 88
Amortisation relating to inventory
(3)
- - -
Associates and joint ventures' share of costs
73
76 68 294
Inventory writedown to net realisable value and other stockpile adjustments
6
9 - 11
Sustaining exploration and study costs
15
18 10 49
Total sustaining capex
133
259 174 814
All-in sustaining costs
945
1,224 1,107 4,670
Adjusted for non-controlling interests and non -gold producing companies
(18)
(25) (17) (77)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
927
1,199 1,090 4,593
Adjusted for stockpile write-offs
(6)
(10) - (22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
922
1,190 1,090 4,571
All-in sustaining costs
945
1,224 1,107 4,670
Non-sustaining project capital expenditure
62
104 100 394
Technology improvements
3
7 4 19
Non-sustaining exploration and study costs
10
25 21 91
Care and maintenance costs, Corporate and social responsibility costs not related to current operations
21
6 5 24
All-in costs
1,042
1,366 1,237 5,198
Adjusted for non-controlling interests and non -gold producing companies
(15)
(19) (14) (62)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
1,027
1,347 1,223 5,136
Adjusted for stockpile write-offs
(6)
(10) - (22)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,021
1,338 1,223 5,114
Gold sold - oz (000)
995
1,171 1,097 4,454
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
926
1,017 993 1,026
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,026
1,143 1,114 1,148
1
Refer to the Supplementary report for Summary of Operations by Mine
E
Total costs
2
Total cash costs (note 3)
668
777 778 3,292
Adjusted for non-controlling interests, non-gold producing companies and other
(22)
(20) (34) (94)
Associates and joint ventures' share of total cash costs
73
78 68 291
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
719
835 812 3,489
Retrenchment costs (note 3)
4
9 6 24
Rehabilitation and other non-cash costs (note 3)
9
47 22 94
Amortisation of tangible assets (note 3)
166
214 175 750
Amortisation of intangible assets (note 3)
8
9 9 36
Adjusted for non-controlling interests and non-gold producing companies
1
(9) (4) (4)
Equity-accounted associates and joint ventures' share of production costs
25
23 22 104
Total production costs adjusted for non-controlling
interests and non-gold producing companies
932
1,128 1,042 4,493
Gold produced - oz (000)
967
1,154 1,055 4,432
Total cash cost per unit - $/oz
744
724 770 787
Total production cost per unit - $/oz
964
978 988 1,014
2
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.
Quarter ended
Year ended
US Dollar million / Imperial

Quarterly report March 2015 - www.AnglogoldAshanti.com

F
Adjusted EBITDA
(1)
Mar
Dec
Mar
Dec
2015
2014
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Profit (loss) on ordinary activities before taxation
64
(6)
107
216
Add back :
Finance costs and unwinding of obligations
66
67
71
278
Interest received
(8)
(6)
(6)
(24)
Amortisation of tangible and intangible assets (note 3)
174
223
184
786
Adjustments :
Exchange loss (gain)
14
(5)
6
7
Fair value adjustment on $1.25bn bonds
31
(63)
70
17
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)
-
9
-
10
Impairment of other investments (note 5)
-
1
-
2
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
6
1
-
2
Retrenchments and restructuring costs mainly at Obuasi
24
154
6
234
Net loss (profit) on disposal and derecognition of assets (note 5)
-
2
2
(25)
Loss on sale of Navachab (note 5)
-
-
-
2
Gain on unrealised non-hedge derivatives and other commodity contracts
7
(5)
16
(15)
Associates and joint ventures' exceptional expense
-
(22)
-
(16)
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.
31
57
20
191
Adjusted EBITDA
409
407
476
1,665
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
G
Interest cover
Adjusted EBITDA (note F)
409
407
476
1,665
Finance costs (note 6)
60
61
64
251
Capitalised finance costs
-
-
-
1
60
61
64
252
Interest cover - times
7
7
7
7
H
Net asset value - cents per share
As at
As at
As at
Mar
Dec
Mar
2015
2014
2014
Unaudited
Unaudited
Unaudited
Total equity
2,797
2,871
3,175
Number of ordinary shares in issue - million (note 10)
405
404
404
Net asset value - cents per share
691
711
786
Total equity
2,797
2,871
3,175
Intangible assets
(200)
(225)
(269)
2,597
2,646
2,906
Number of ordinary shares in issue - million (note 10)
405
404
404
Net tangible asset value - cents per share
642
655
720
I
Net debt
Borrowings - long-term portion
3,471
3,498
3,569
Borrowings - short-term portion
199
223
235
Bank overdraft
-
-
22
Total borrowings
3,670
3,721
3,826
Corporate office lease
(20)
(22)
(24)
Unamortised portion of the convertible and rated bonds
24
28
(3)
Fair value adjustment on $1.25bn bonds
(106)
(75)
(128)
Cash restricted for use
(56)
(51)
(51)
Cash and cash equivalents
(362)
(468)
(525)
Net debt excluding mandatory convertible bonds
3,150
3,133
3,095
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
Year ended
US Dollar million
Quarterly report March 2015 - www.AnglogoldAshanti.com

Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa (formerly Jeppe) Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London
Stock Exchange on 22 September 2014, this
information is provided for administration
purposes only until September 2015.)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
United Kingdom
(As AngloGold Ashanti delisted from the
London Stock Exchange on 22 September
2014, this information is provided for
administration purposes only until September
2015.)
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax:
+44 (0) 870 703 6119
Quarterly report March 2015 - www.AnglogoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 11, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary